EXHIBIT 99.1

Colliers to Acquire Leading Engineering Services Firm

Further Diversifies Revenues with Highly Valued Consultancy Service Offering

TORONTO and RED BANK, N.J., March 09, 2020 (GLOBE NEWSWIRE) -- Leading global commercial real estate services and investment management firm Colliers International (NASDAQ and TSX: CIGI) today announced it has entered into an agreement to acquire a controlling interest in Maser Consulting P.A. (“Maser”), one of the leading multi-discipline engineering design and consulting firms in the U.S. Maser’s senior leadership will remain significant shareholders of the business under Colliers’ unique partnership model. The transaction is subject to customary closing conditions and is expected to close in the second quarter of 2020. The business will be rebranded as “Colliers Engineering Services” by the first quarter of 2021. Terms of the transaction were not disclosed.

Headquartered in Red Bank, New Jersey with more than 1,000 professionals operating from 34 offices across 12 states, Maser provides planning, consulting and design engineering services to multiple end markets including site civil, survey and geospatial, transportation, water and wastewater, telecommunication and geo-environmental. The company generated 2019 revenue of $167 million.

“Our investment in Maser is another step forward in our strategy of adding more highly valued, essential services to our private and public real estate and infrastructure clients,” said Jay Hennick, Global Chairman and Chief Executive Officer of Colliers International. “The transaction establishes us as a major player in the engineering design and consulting sector in the U.S., providing us with another important engine for growth. We see tremendous potential in this segment of the market and expect to leverage our proven track record, acquisition expertise and global brand and platform to grow this business into new markets, as well as cross-sell services to our combined client base.”

“Maser’s long and impressive record of growth in multiple real estate and infrastructure end markets, together with its special entrepreneurial culture, made it a perfect fit with Colliers,” said Elias Mulamoottil, Head, Strategic Investments | Global of Colliers International. “With the expected push to rebuild and upgrade aging infrastructure in the U.S., Maser’s portfolio of service offerings, long-term contractual projects and diverse client mix provide us with significant new opportunities for growth in a segment with stable revenue streams over all economic cycles.”

“Our partnership with Colliers – the first in our industry – is the next evolution of our business,” said Richard Maser, Maser Founder and Chairman. “Colliers’ enterprising culture, decentralized management style, significant insider ownership and proven track record were important factors in choosing our strategic partner.”

“Without question, our new partnership strengthens our capabilities and provides us with specialized market knowledge and deep client relationships that will accelerate our growth in the future,” said Kevin Haney, Maser CEO and President. “Our entire team could not be more pleased by this move.”

In connection with this transaction, AEC Advisors acted as financial advisor and Sidley Austin acted as legal advisor to Colliers.

About Colliers International
Colliers International (NASDAQ, TSX: CIGI) is a leading real estate professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COLLIERS CONTACT:
Elias Mulamoottil
Head, Strategic Investments | Global
(416) 960-9500

MASER CONTACT:
Kevin Haney
Chief Executive Officer
(732) 383-1950